April 14, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-7010

Attn:	H. Roger Schwall
Assistant Director
Division of Corporate Finance

Re:	Apache Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-4300
Ladies and Gentlemen:
This letter responds to the staff’s comment letter dated March 31, 2008, regarding Apache Corporation’s Form 10-K for the year ended December 31, 2007, filed February 29, 2008 (File No. 001-04300). For clarity we have included the original question or comment followed by our response. Apache’s responses to the staff’s comments are set forth below:
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007
Management Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 40
1.	We note you have disclosed derivatives as a critical accounting policy. Tell us why you have not included a discussion of the impact of your hedging activities and derivative instruments on your current and future results of operations, given the requirements of Regulation S-K Item 303(a)(3)(ii) and the guidance under Financial Reporting Codification Section 501.02.
Response:
We initially included derivatives as a critical accounting policy in order to comply with the disclosures required upon adoption of an accounting policy. The prices used to calculate the estimated fair value of our derivative assets and liabilities are determined using data that is either exchange traded or valued by reference to commodities that are traded in highly liquid markets and therefore, require minimal management judgment. Also, substantially all of our derivatives

Securities and Exchange Commission
April 14, 2008

qualify and are designated and accounted for as cash flow hedges and as a result, changes in estimates are highly unlikely to have a material impact on our results of operations or cash flows. As a result, we do not believe our derivatives qualify as a critical accounting policy and we propose to remove them from our critical accounting policies in future filings and to continue providing information regarding our derivative activities elsewhere in our filings, as discussed below.
As it relates to disclosure of the impact of hedges on our results of operations, in “Management Discussion and Analysis of Financial Condition and Results of Operations” (Production and Pricing table, page 26) we disclose the impact of hedging activities and derivative instruments on our 2007, 2006 and 2005 realized prices. As disclosed, the 2007 impact was an increase in our average realized gas price of 1.9% and a decrease in our average realized oil price of 1.5%. We did not provide further discussion of hedging activities in Results of Operations as they did not have, nor do we reasonably expect that they will have, a material favorable or unfavorable impact on revenues or income from continuing operations in the future.
In Management Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources — Operating Cash Flow,” we discussed the primary drivers of fluctuations in our short and long-term cash provided by operating activities. Hedging activities did not have, nor do we reasonably expect them to have, a material impact on our current or future cash provided by operating activities, capital resources or liquidity. Additional information is provided in “Liquidity and Capital Resources — Contractual Obligations” (note (b) on page 43), which includes the fair value of our liability related to derivative instruments at December 31, 2007, by referring our readers to Note 3 — Hedging and Derivative Instruments which provides detail on our hedging activities, including the December 31, 2007 fair value of assets and liabilities related to hedging instruments by year and in Item 7a. Quantitative and Qualitative Disclosures about Market Risk — Commodity Risk, which includes quantitative information regarding the impact on our derivatives of a 10 percent increase or decrease in commodity prices.
Critical Accounting Policies and Estimates, page 43
2.	Revise your discussion of critical accounting policies to address the impact of reasonably possible changes to estimates and why the estimates or assumptions bear the risk of change. Refer to the guidance for critical accounting estimates provided by Financial Reporting Codification Section 501.14.
Response:
Our discussion of “Costs Excluded,” “Impairments” and “Full-Cost Method of Accounting for Oil and Gas Properties” duplicate, not supplement, the description of accounting policies that are already disclosed in the notes to the financial statements and do not specifically address areas that require significant estimates. As such, we respectfully propose to exclude them from our discussion of critical accounting policies in future filings.

Securities and Exchange Commission
April 14, 2008

We also propose to remove “Allowance for Doubtful Accounts” and “Stock-Based Compensation” from our critical accounting policies disclosure in future filings as changes to estimates and assumptions in these areas are unlikely to materially impact our financial condition or operating performance.
Our remaining disclosures (“Reserve Estimates,” “Asset Retirement Obligation” and “Income Taxes”) comprise all of our critical accounting policies or estimates; estimates that require significant judgment to account for highly uncertain matters or that are likely to change, whereby the level of change in the estimates or assumptions could have a material impact on our financial condition or operating results. We believe these disclosures comply with guidance for critical accounting estimates provided by Financial Reporting Codification Section 501.14.
Quantitative and Qualitative Disclosures About Market Risk, page 46
3.	Tell us why weather, climate and government risk are shown here as a “market” risk and how these disclosures meet the requirements of Regulation S-K Item 305.
Response:
Weather, climate and governmental actions are included as “market” risks because they are significant risks that can adversely impact oil, gas and NGL commodity prices.
For example, major weather events could disrupt the supply of oil and gas, thus increasing commodity prices. However, these same supply disruptions could impact our ability to produce or transport our production to markets, preventing us from realizing the higher commodity prices. As another example, an atypically mild winter could decrease demand for natural gas, thus decreasing natural gas prices. Further, government actions, such as price control policies, could also decrease realized commodity prices.
We respectfully propose to include discussion of weather, climate and governmental actions in the section regarding commodity price risk to clarify the impact of such risks on commodity prices.
4.	Provide the disclosures required by Regulation S-K, Item 305 as to the impact of interest rate risk on the fair value of your fixed rate debt.
Response:
Our fixed rate debt is not subject to interest rate risk. Apache has historically held its debt to maturity and has the intent and ability to hold our outstanding debt to full term.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 48
5.	We note your disclosure that your officers concluded that your “disclosure controls were effective, providing effective means to insure that information [you] are required to disclose under applicable laws and regulations is recorded, processed, summarized, and reported in a

Securities and Exchange Commission
April 14, 2008

timely manner.” In future filings, revise to clarify that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
Response:
We will revise the second sentence of the first paragraph under Disclosure Controls and Procedures on page 48 of the Form 10-K in future filings to read as follows:
“Based on that evaluation and as of the date of that evaluation, these officers concluded that the Company’s disclosure controls and procedures were effective, providing effective means to insure that information we are required to disclose under applicable laws and regulations is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.”
Engineering Comments
General
6.	Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.
Response:
The report has been sent to James Murphy at mail stop 7010 and Apache has requested confidential treatment, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934.
Business and Properties, page 1
International, page 2
7.	Please revise your document to remove the recoverable natural gas and associated liquids reserve estimate of the Qasr field. Item 102 of Regulation S-K states only reserves that meet

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April 14, 2008

the definition of proved reserves in Rule 4-10(a) of Regulation S-X may be disclosed in a document filed with the SEC.
Response:
The estimate of “ultimate recoverable reserves” disclosed for the Qasr field represents the sum of gross cumulative production since discovery of the field in 2003 plus estimated gross proved reserves remaining at December 31, 2007. This estimate was provided to illustrate the total magnitude of the Qasr discovery. The reserve estimates comply with the definition of proved reserves in Rule 4-10(a) of Regulation S-X and therefore exclude any probable, possible or indicated additional reserve estimates. We respectfully propose to clarify any such disclosure in future filings by denoting it as “total gross recoverable proved reserves and indicating the portion of those reserves net to the Company’s interest.”
Canada, page 5
8.	Please provide support for your claim that you are one of Canada’s largest producers of coal bed methane.
Response:
According to statistics maintained by the National Energy Board Office of Canada, Apache was the fourth largest producer of coal bed methane in 2007 out of 41 companies. The National Energy Board is located at 444 Seventh Avenue SW, Calgary, Alberta T2P 0X8 and may be reached at (403) 292-4800.
Risk Factors, page 13
International Operations have uncertain political, economic and other risks, page 15
9.	Please revise or remove the last two paragraphs of this risk factor as it appears they are mitigating the identified risk.
Response:
In response to the staff’s comment, we propose to revise the risk factor in future filings by including the following changes (noted in italics):
“Our political risk insurance may not be sufficient to protect us against risks associated with doing business in foreign countries, the realization of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
     Our operations outside North America are based primarily in Egypt, Australia, the United Kingdom and Argentina. On a barrel equivalent basis, approximately 44 percent

Securities and Exchange Commission
April 14, 2008

of our 2007 production was outside North America and approximately 36 percent of our estimated proved oil and gas reserves on December 31, 2007 were located outside North America. As a result, we face political and economic risks and other uncertainties that are more prevalent than our North American operations. Such factors include, but are not limited to:
•	general strikes and civil unrest;

•	the risk of war, acts of terrorism, expropriation, forced renegotiation or modification of existing contracts;

•	import and export regulations;

•	taxation policies, including royalty and tax increases and retroactive tax claims, and investment restrictions;

•	price controls;

•	transportation regulations and tariffs;

•	constrained natural gas markets dependent on demand in a single or limited geographical area;

•	exchange controls, currency fluctuations, devaluation or other activities that limit or disrupt markets and restrict payments or the movement of funds;

•	laws and policies of the United States affecting foreign trade, including trade sanctions;

•	the possibility of being subject to exclusive jurisdiction of foreign courts in connection with legal disputes relating to licenses to operate and concession rights in countries where we currently operate;

•	the possible inability to subject foreign persons to the jurisdiction of courts in the United States; and

•	difficulties in enforcing our rights against a governmental agency because of the doctrine of sovereign immunity and foreign sovereignty over international operations.
     Foreign countries occasionally have asserted rights to oil and gas properties through border disputes. If a country claims superior rights to oil and gas leases or concessions granted to us by another country, our interests could decrease in value or be lost. Even our smaller international assets may affect our overall business and results of operations by distracting management’s attention from our more significant assets. Various regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might result in a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. This could adversely affect our interests and our future profitability.
     The impact that future terrorist attacks or regional hostilities may have on the oil and gas industry in general, and on our operations in particular, is not known at this time. Uncertainty surrounding military strikes or a sustained military campaign may affect operations in unpredictable ways, including disruptions of fuel supplies and

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April 14, 2008

markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror or war. We may be required to incur significant costs in the future to safeguard our assets against terrorist activities.
     Our business, results of operations and financial condition may be adversely impacted if the steps we have taken to address the risks described above are insufficient. For example, we have a 20-year insurance contract that provides $300 million of political risk insurance for our Egyptian operations for non-payment by EGPC of arbitral awards and for the expropriation of exportable petroleum under certain circumstances. This policy may not be sufficient if the matters for which we seek coverage do not involve arbitral awards or the expropriation of exportable petroleum, or even if the value of the matters covered by the policy exceeds $300 million. Similarly, we historically have purchased commercial political risk insurance covering portions of our investments in Egypt and Argentina. Those policies only cover confiscation, nationalization, and expropriation risks and currency inconvertibility, which are only a few of the many risks that we face in conducting our foreign operations. In the event that the matter for which we seek coverage is not covered by these policies or exceeds the value of our coverage, we will be solely responsible for resolving such matters, which could adversely impact our business, financial condition and cash flows.”
We have limited control over the activities on properties we do not operate, page 16
10.	Please revise your document to disclose the percent of your reserves that you act as operator.
Response:
At yearend 2007, properties which we operate comprised approximately 92.53 percent of our estimated proved reserves. We respectfully propose to include this information in future filings.
Costs incurred related to environmental matter, page 17
11.	Please revise your document to remove the mitigating language from this risk factor.
Response:
In response to the staff’s comment, we respectfully request to revise the risk factor identified in the staff’s comment in future filings, by including the following changes (noted in italics):
“Our environmental protection policies may not be sufficient to assure compliance with environmental regulations; noncompliance with environmental regulations may require us to pay substantial fines, suspend production or cease operations.

Securities and Exchange Commission
April 14, 2008

     We, as an owner or lessee and operator of oil and gas properties, are subject to various federal, provincial, state, local and foreign country laws and regulations relating to the discharge of materials into, and protection of the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations, subject the lessee to liability for pollution damages, and require suspension or cessation of operations in affected areas.
     We have made and will continue to make expenditures in our efforts to comply with these requirements, which we believe are necessary business costs in the oil and gas industry. For example, we have taken the following steps to comply with such rules and regulations:
•	we have established policies for continuing compliance with environmental laws and regulations,

•	we have established operational procedures and training programs to minimize the environmental impact of our field facilities;

•	we have attempted to identify existing problems and potential liabilities associated with properties that we propose to acquire;

•	we conduct periodic reviews to identify changes in our environmental risk profile; and

•	we maintain insurance coverage for certain limited environmental risks.
     To date, these measures have been effective, however they may not always be so. We may be liable, irrespective of fault, for material cleanup costs or other liabilities in the event of a release of hazardous substances into the environment by our operations. The failure to comply with present or future regulations could result in fines, third party lawsuits, suspension of production or cessation of operations. In addition, it is possible that increasingly strict requirements imposed by environmental laws and enforcement policies could require us to make significant capital expenditures. Such capital expenditures could adversely impact our cash flows and our financial condition.”

Securities and Exchange Commission
April 14, 2008

In connection with the above responses to the staff’s comments, Apache acknowledges that:
•	Apache is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	Apache may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 296-6106.

Respectfully, APACHE CORPORATION
/s/ Roger B. Plank
Roger B. Plank
Executive Vice President and Chief Financial Officer